SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No ☒

Announcement  |  Lisbon  |  19 December 2012

Long position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following regarding a long position held by Société Général S.A. (“SG”):

A) 2% threshold exceeded (11 December 2012)

This holding is a result of a sale, on 11 December de 2012, of 647,180 PT shares, and a transaction where SG and another entity entered into a strictly cash settled equity linked swap (“ELS”) transaction (Long 10mln TRS trade date 11 December de 2012 and effective date 14 December 2012). As a result of such transactions, SG held a long position corresponding to 2.05% of PT’s share capital, as follows:

Ordinary shares	% of PT’s share capital and voting rights
5,011 PT ordinary shares	0.0006%

Financial Instruments	Expiration Data	Exercise / Conversion Date	% of PT’s share capital and voting rights
One Equity Linked Swap(cash settled)	14 December 2012	14 December 2012	0.89%
One Equity Linked Swaps (cash settled)	21 December 2012	21 December 2012	0.05%
One Equity Linked Swaps (cash settled)	16 January 2013	16 January 2013	1.11%
Total			2.05%

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Sociedade aberta Capital social 26.895.375 euros Número de Matrícula na Conservatória do Registo Comercial de Lisboa e de Pessoa Coletiva 503 215 058

A Portugal Telecom está cotada
na Euronext e na New York Stock
Exchange. Encontra-se disponível
informação sobre a Empresa na
Reuters através dos códigos PTC.LS e
PT e na Bloomberg através do código
PTC PL

Nuno Vieira Diretor de Relação com Investidores nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

B) Long position fell below 2% threshold (14 December 2012)

This position is a result of the acquisition, on 14 December 2012, of 286,407 PT shares, and of a replacement of a strictly cash settled equity linked swap (“ELS”) (Long 8 mln TRS trade date 11 September 2012 and effective date 14 September 2012) by another ELS (Long 10 mln TRS trade date 11 December 2012 and effective date 14 December 2012). As a result of such transactions, SG now holds a long position corresponding to 1.19% of PT’s share capital, as follows:

Ordinary shares	% of PT’s share capital and voting rights
291,418 PT ordinary shares	0.03%

Financial Instruments	Expiration Data	Exercise / Conversion Date	% of PT’s share capital and voting rights
One Equity Linked Swaps (cash settled)	21 December 2012	21 December 2012	0.05%
One Equity Linked Swaps (cash settled)	16 January 2013	16 January 2013	1.11%
Total			1.19%

This statement is pursuant to the terms and for the purposes of articles 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from SG, with registered office at 29 Bvd. Haussmann, 75009 Paris, France.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.